May 11, 2022

VIA E-mail

Rajib Chanda, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

         Re: AGTB Private BDC
             File No. 000-56420

Dear Messrs. Chanda and Grigoriou:

       On April 12, 2022, you filed a registration statement on Form 10-12G on behalf of
AGTB Private BDC (the    Fund   ). We have reviewed the registration statement
and provided
our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Fund is voluntarily registering shares of its common stock under Section
12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ). Please note
that a filing on
Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Fund   s
Form 10 prior to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments.
If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

LEGAL COMMENTS

Page 1     EXPLANATORY NOTE

    1.   Please add the following bullet points to this section:
 Rajib Chanda and Steven Grigoriou, Esqs.
May 11, 2022
Page 2


           x   The Fund will elect to be regulated as a BDC under the 1940 Act, which imposes
               numerous restrictions on the activities of the Fund, including restrictions on
               leverage and on the nature of its investments.
           x   Currently, we do not intend to institute a share repurchase program. Any share
               repurchases of common stock by the Fund in the future, if any, are expected to be
               very limited.

Page 6     INVESTMENT MANAGEMENT AGREEMENT; ADMINISTRATION
AGREEMENT

    2. Please add to this section a fee table that conforms to the requirements of Item 3 of
       Form N-2. Such disclosure will be helpful to investors.

    3. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
       Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following:
          You would pay the following expenses on a $1,000 investment, assuming a 5.0%
       annual return resulting entirely from net realized capital gains (all of which is subject to
       our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___.    Such
disclosure will be
       helpful to investors.

    4. Please include a graphical representation illustrating the incentive fee.

Page 9     INVESTMENT APPROACH

    5. The final paragraph on this page refers to an    initial screen    of
new investment
       opportunities. Please add disclosure explaining of what this initial screen consists.

Page 10     INVESTMENT APPROACH

    6. The first full sentence on this page states that due diligence teams will conduct an
       underwriting review, which    will include third-party accounting and
insurance reviews,
       as well as environmental reviews where relevant . . . .    Please
clarify what is meant by
          environmental reviews,    specifically whether this refers to market
environments or is
       climate related.

Page 11     INVESTMENT STRATEGY

    7. The final paragraph of this section states that the Fund may obtain one or more credit facilities directly or indirectly through one or more subsidiaries secured by a pledge by the Fund or its subsidiaries. To the extent that the Fund will have primary control over any entities that engage in investment activities in securities or other assets, please respond to the following comments. Note that a primarily controlled entity is an entity
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May 11, 2022
Page 3

        that the Fund controls, as defined in Section 2(a)(9) of 1940 Act, and for which the
        Fund   s control of the entity is greater than that of any other
person.
           a. Disclose that    subsidiary    includes entities that engage in
investment activities in
               securities or other assets that are primarily controlled by the
Fund.
           b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by
Section 61) on an
               aggregate basis with the subsidiary, so that the Fund treats the
subsidiary   s debt as
               its own for purposes of Section 61.
           c. Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts
(Section 15, as it applies
               through Section 59) as if it were an investment adviser to the
Fund under Section
               2(a)(20) of the 1940 Act. Any investment advisory agreement between the
               subsidiary and its investment adviser is a material contract that should be included
               as an exhibit to the registration statement. If the same person is the adviser to
               both the Fund and the subsidiary, then, for purposes of
complying with
               Section 15(c), the reviews of the Fund   s and the subsidiary
s investment advisory
               agreements may be combined.
           d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section
57). Identify the
               custodian of the subsidiary, if any.
           e. Disclose any of the subsidiary   s principal investment
strategies or principal risks
               that constitute principal investment strategies or risks of the
Fund. The principal
               investment strategies and principal risk disclosures of a fund that invests in a
               subsidiary should reflect aggregate operations of the fund and the subsidiary.
           f. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.
           g. Confirm in correspondence that the subsidiary and its board of directors will agree
               to inspection by the staff of the subsidiary   s books and
records, which will be
               maintained in accordance with Section 31, as modified by Section
64 of the 1940
               Act and the rules thereunder.
           h. Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in
               the United States.
           i. For any wholly-owned subsidiary of the Fund, please confirm that
a subsidiary   s
               management fee (including any performance fee) will be included in the
                  Management Fee    line item of any fee table the Fund
discloses and a
               subsidiary   s expenses will be included in the    Other
Expenses    line item of any
               such fee table.

Page 20     The Private Offering

    8. The second full paragraph on this page states that investors who fail to make the required capital commitments may be subject to certain default provisions. Please disclose what these default provisions may be. For example, will a defaulting investor forfeit a portion of his/her shares to non-defaulting investors?
 Rajib Chanda and Steven Grigoriou, Esqs.
May 11, 2022
Page 4


Page 23     Affiliated Transactions

    9. Please confirm whether any investors in the Fund (or affiliates of such investors) will invest in co-investment vehicles (whether on a fee or fee-free basis) that will co-invest alongside the Fund. Please describe such co-investment vehicles and the allocation process pursuant to which such vehicles will co-invest alongside the Fund.

Page 32     Risk Factor Summary

    10. Please consider providing the summary risk factors earlier in the prospectus, rather than on pages 32-34.

Page 32     Risks Related to Our Business and Structure

    11. Please add risk disclosure regarding the cost of Exchange Act reporting.

Page 48     We are subject to risks related to corporate social responsibility.

    12. It is unclear from this disclosure whether the Fund plans to consider ESG criteria in selecting investments. If the Fund will consider ESG factors, please disclose as part of
        the Fund   s strategy.

Pages 70-71     There may be conflicts of interest related to obligations that
the Advisor   s
senior management and Investment Team have to other clients.

    13. The disclosure references    affiliated equipment funds    in the
carryover paragraph at the
        top of page 71. Please revise the disclosure to include a plain English description of equipment funds.

Page 99     Exclusive Delaware Jurisdiction

    14. Please add disclosure to this section explaining that the    Exclusive
Delaware
        Jurisdiction    provision means that shareholders may have to bring
suit in an
        inconvenient and less favorable forum.

Page 100     Item 12. Indemnification of Trustees and Officers

    15. The penultimate sentence on this page provides that    The 1940 Act
provides, among
        other things, that a company may not indemnify any trustee or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his
        or her willful misfeasance, bad faith or gross negligence.    Please
add to the end of this
        sentence    or reckless disregard of the duties involved in the conduct of his or her office
        to track the language of Section 17(h) of the 1940 Act.
 Rajib Chanda and Steven Grigoriou, Esqs.
May 11, 2022
Page 5

Page 101     Item 13. Financial Statements and Supplementary Data

      16. Please provide a hyperlink to the financial statements cross-referenced in this section.


ACCOUNTING COMMENTS

Page 6     INVESTMENT MANAGEMENT AGREEMENT; ADMINISTRATION
AGREEMENT

      1. Please explain why cash equivalents are referenced in the second paragraph. Cash equivalents are not referenced as a component of the base management fee and are not referenced in the Investment Management Agreement.

Page 84     Critical Accounting Policies

      2. Please explain whether this section includes all critical accounting policies that have had or are reasonably likely to have a material impact on the financial condition or results of operations per Item 303(b)(3) of Regulation S-K. For example, please consider a valuation and revenue recognition critical accounting policy.

Page 101     Item 13. Financial Statements and Supplementary Data

      3. Please file an amended Form 10 filing at least 15 days prior to the
Form 10   s
         effectiveness to include the financial statements.


                                       *   *    *   *     *   *

         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-4716.

                                                        Sincerely,

                                                        /s/ Christopher R.
Bellacicco

                                                        Christopher R.
Bellacicco
                                                        Attorney-Adviser

cc:     Christina DiAngelo Fettig, Accountant
        Melissa McDonough, Accountant
        John C. Lee, Branch Chief
        Christian T. Sandoe, Assistant Director